Exhibit 21.1

SUBSIDIARIES OF HELIUS MEDICAL TECHNOLOGIES, INC

ENTITY NAME	JURISDICTION

Helius Medical, Inc.	Delaware
Helius Medical Technologies (Canada), Inc.	Canada
Helius NeuroRehab, Inc.	Delaware
Helius Canada Acquisition Ltd.	Canada
Heuro Canada, Inc.	Canada